August 30, 2024

Zack Arnold
Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

        Re: Infinity Natural Resources, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 6, 2024
            CIK No. 0002029118
Dear Zack Arnold:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Company, page 1

1. Please revise your disclosure of the total estimated proved reserves, as of December 31,
        2023, presented on page 2 to include the units of measurement, e.g. MBoe. This comment also applies to the disclosure on page 92.
2. We note disclosure on pages 2 and 92 that, as of June 30, 2024, you have an inventory of
        340 gross horizontal drilling locations implying 19 years of inventory at your current drilling pace. Please expand your disclosure to separately identify the number of proved, probable, and possible horizontal drilling locations. Also, expand the discussion to include the current drilling pace, e.g. number of wells drilled per year. August 30, 2024
Page 2
3. Please expand your disclosure to clarify the reason for the inconsistency in the figures for total net acreage of 89,000 net surface acres disclosed on page 1 and the total net acres presented in the tables on pages 93 and 109.
Summary, page 12

4. Please disclose the business or strategic rationale for selecting an "Up-C" transaction structure, including any material ways in which the structure benefits the company and other related parties. In the risk factor section, discuss any related conflicts of interest.
5. Please revise to provide the basis and/or full citations, including dates, of articles and reports for your quantitative and qualitative industry and business disclosures. In this regard, we note references on page 4 and elsewhere to "Enverus." To the extent that you commissioned such reports, please also file any expert consents as exhibits to the registration statement pursuant to Securities Act Rule 436.
Summary Historical and Unaudited Pro Forma Financial Information, page 23

6. Revise the balance sheet information disclosed on page 24 to separately present pro forma
       shareholders    equity attributable to shareholders of Infinity Natural
Resources, Inc. and
       equity attributable to non-controlling interests. See Rule 5-02.31 of Regulation S-X.
Summary Historical and Unaudited Pro Forma Financial Information
Non-GAAP Financial Measures
PV-10, page 26

7. Please expand your discussion of PV-10 to additionally reference possible reserves consistent with the disclosure on page 2. This comment also applies to the disclosure provided on page 77.
Summary Reserve, Production and Operating Data
Summary Reserve Data
Summary of Reserves as of June 30, 2024 Based on SEC Pricing, page 27

8. Please revise your disclosure to clarify, if true, that as of June 30, 2024, the associated proved, probable, and possible reserves were part of a development plan that had been adopted by management indicating such locations were scheduled to be drilled within five years. Refer to the requirements in Rule 4-10(a)(31) of Regulation S-X which identifies
       undeveloped oil and gas reserves as    reserves of any category    and
in part (ii) states
          undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating they are scheduled to be drilled within five
       years, unless the specific circumstances, justify a longer time.    Also
refer to the Oil and
       Gas Rules Question 131.03 in the Compliance and Disclosure Interpretations describing specific circumstances (which are the exception and not the rule) that justify a period longer than five years to begin development of your reserves.
9. Please provide us, as supplemental information, a schedule showing the gross number of drilling locations, reserve category volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the undeveloped reserve volumes disclosed as of June 30, 2024.
 August 30, 2024
Page 3

       Also, provide us a quantitative analysis with supporting documentation showing you have identified funds sufficient to finance your future proved, probable, and possible development costs as scheduled by year. Please note the financing criteria in Rule 4-
       10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.
10.    Please modify the line item    standard measure of discounted future net
cash flows    in the
       tables on pages 27 and 29 to clarify the reserve values shown are for proved reserves. This comment also applies to the disclosure provided on pages 103 and 105. Select Production and Operating Statistics, page 29

11. Please expand your disclosure to include production volumes by final product sold for each field or operational area that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis. Refer to the disclosure requirements in Item
       1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation
       S-X.
Risk Factors
Continuing or worsening inflationary pressures and associated changes in monetary policy may result in increases to the cost of our goods, page 41

12. We note your references here and elsewhere to the risks and impact of inflation. In
       MD&A, please identify actions you have planned or taken, if any, to mitigate inflationary pressures.
Cash flow Activity, page 82

13. Please revise your discussion of cash provided by operating activities to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350
Business
Reserve Data and Presentation, page 102

14. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months
       presented in footnotes (2) and (3) to the table    Summary of Reserves
as of June 30, 2024,
       December 31, 2023 and 2022 Based on SEC Pricing    appear to equal the
average realized
       prices after adjustment for differentials presented in the Wright reserve reports. Please review and revise here and elsewhere in your filing to resolve any inconsistencies.
Proved Undeveloped Reserves (in MBoe), page 104

15. Your reconciliation of the material changes to proved undeveloped reserves during 2023, included a negative revision of 20.8 MMBoe based on decreases in prices combined with changes to your development plan. Please expand your explanation to provide separate revision volumes associated with all contributing factors, both positive and negative, so the entire volume change is explained. Also expand your discussion to provide an
 August 30, 2024
Page 4

       explanation for the change due to acquisitions. Refer to the disclosure requirements in
       Item 1203(b) of Regulation S-K.
16. Please expand your disclosure of proved undeveloped reserves converted to proved developed to include the associated capital expenditures. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.
17. Please expand your disclosure to clarify the proved undeveloped reserves as of December
       31, 2023 are scheduled to be converted to developed reserves within five years of initial disclosure in this filing, if true.

       To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item
       1203(d) of Regulation S-K and the Oil and Gas Rules Question 131.03 in the Compliance
       and Disclosure Interpretations, respectively.
Preparation of Reserve Estimates, page 107

18. Please expand the discussion of your probable and possible reserves to clarify under which circumstances the estimates of these reserves were assigned in this filing, e.g. to new wells located in areas where data control or interpretations of available data are less certain and/or as incremental quantities associated with a greater percentage recovery of the hydrocarbons in place. Refer to the definitions under Rule 4-10(a)(18) and (a)(17) of
       Regulation S-X, respectively.
Acreage as of December 31, 2023, page 109

19.    Please revise the heading    Production Wells    in your acreage table
to    Acreage.
Drilling Activity, page 110

20. Please expand your filing to include a description of your present activities, including the number of gross and net wells in process and any other related activities of material importance, as of December 31, 2023. Refer to the disclosure requirements in Item 1206 of Regulation S-K.
Undeveloped Acreage Expirations as of December 31, 2023, page 110

21. Please expand your table of undeveloped acreage expirations to include columns for both gross and net acres. Also, disclose if any proved undeveloped reserves as of December 31,
       2023 or any proved, probable, and possible undeveloped reserves as of June 30, 2024 are associated with any of the potentially expiring acreage. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K and the requirements in Rule 4-10(a)(26)
       of Regulation S-X.
Corporate Reorganization, page 130

22. We note your disclosure that after the consummation of corporate reorganization and offering transactions, Infinity Natural Resources will be the managing member of INR
       Holdings and will control INR Holdings    business and will consolidate
the financial
       results of INR Holdings and its subsidiaries. Tell us how you concluded INR Holdings is
 August 30, 2024
Page 5

       not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined INR has the characteristics of a controlling financial interest per
       ASC 810-10-25-38. Provide the basis for consolidation as required by ASC 810-10-50 here and under Note 1- Basis of presentation and description of Transactions, page F-7. In addition, provide other VIE disclosures outlined in ASC 810-10-50-3 and ASC 810-10-
       50-5A, as applicable.
Tax Receivable Agreement, page 132

23. You indicate on that you expect to enter into a tax receivable agreement with the existing owners. Please explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position, liquidity and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies. Experts, page 154

24. Please expand the discussion to additionally recognize the estimates, as of June 30, 2024, prepared by Wright & Company, Inc.
Index to Financial Statements
Unaudited Pro Forma Condensed Combined Financial Statements, page F-1

25. Please revise to include historical financial statements of the Registrant, Infinity Natural
       Resources, Inc.
Note 4- Transaction Accounting Adjustments, page F-9

26. We refer you to transaction accounting adjustment (g). We note that you entered into a tax receivable agreement with existing owners that generally provides for the payment to existing owners of 85% of the net cash savings, if any, in U.S., state and local income taxes that INR realizes, or the occurrence of certain other defined events, in periods after this offering. Given the convertibility of INR Units and Class B common stock into Class
       A common stock and the existence of different shareholder rights to all
the entity   s
       earnings after the initial public offering, please tell us how you considered the requirement to compute and present pro-forma earnings per share by applying the two-
       class method.
27. We refer you to transaction accounting adjustment (i). Please expand to disclose the amount of pro forma adjustment to depreciation, depletion and amortization expense and assumptions involved in determining the basis for estimating a pro forma depletion rate of
       $9.57 per Boe. See Article 11-02(a)(8) of Regulation S-X.
28. Please tell us how the pro forma financial information considered conforming any accounting policy differences for derivative financial instruments and accounting for oil and gas properties. In this regard we note that INR Holdings does not designate any of its derivatives as financial instruments as cash flow hedges and recognizes all changes in fair value in other income while Utica Resources Ventures, LLC recognizes all derivative instruments as cash flow hedges with unrealized gains and losses initially recognized as a
 August 30, 2024
Page 6

       component of accumulated other comprehensive income. In addition, INR Holdings uses the full cost method of accounting for its oil and natural gas properties, whereas, Utica

       Resource Ventures, LLC uses the successful efforts method of accounting for oil and gas producing activities. Revise your disclosures as appropriate.
29. We note your disclosure on page F-82 that the results of operations of PEO Ohio, LLC do not include indirect general and administrative expenses; interest expense; depreciation, depletion, and amortization expenses; provision for income taxes; and certain other revenues and expenses not directly associated with the Utica Assets. Tell us and disclose how you considered omission of various operating expenses of PEO Ohio, LLC in the presentation of the Unaudited Pro Forma Condensed Combined Statement of Operations.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 5-Supplemental Pro Forma Oil and Natural Gas Reserves Information, page
F-11

30. Please tell us who prepared the estimates of net reserves and future net cash flows for
       URV and PEO Ohio presented here and on pages F-63 and F-84 through F-85.
31. Please expand your disclosure to provide the net quantities of proved developed and undeveloped reserves by individual product type for the period ending December 31,
       2023. This comment also applies to the disclosure provided on page F-84 for the period beginning December 31, 2020. Refer to the disclosure requirements in FASB ASC 932-
       235-50-4.
32. Please expand your disclosure to provide an explanation of the significant changes that occurred for each period presented, other than production. This comment also applies to the disclosure provided on pages F-63 and F-84. Refer to the disclosure requirements in
       FASB ASC 932-235-50-5.
33. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

       If the abandonment costs, including such costs related to your proved undeveloped reserves, have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure. This comment also applies to the disclosure provided on pages F-63 and F-85.
Note 5- Property, Plant, and Equipment, page F-29

34. Please revise to disclose the total amount of amortization expense for each cost center for each year an income statement is required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 15-Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)
Estimated Quantities of Proved Oil and Gas Reserves, page F-43

35. Your reconciliation of the changes in quantities of proved oil and gas reserves, for the year ended December 31, 2023, included a negative 20.8 MMBoe revision of previous
 August 30, 2024
Page 7

       estimates attributable to decreased commodity prices and changes to your development plan. Please expand your explanation to provide separate revision volumes associated with all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC
932-235-50-5.
36.    Please also expand your filing to include the    Notable changes in
proved reserves for the
       year ended December 31, 2022.    Include an explanation for all
contributing factors, both
       positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation
       S-K.
Standardized Measure of Discounted Future Net Cash Flows, page F-45

37. Please revise your table presenting the standardized measure calculation to include a line item for the deduction of future income tax expenses. Refer to the disclosure requirements in FASB ASC 932-235-50-31.
Exhibits

38. Please file material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K, including those involving the customer that accounted for 49% of your revenues in 2023.
       In that regard, we note your disclosure at page 11 that "... leveraging our strong and lasting relationships throughout the basin provides us with a unique and compelling competitive advantage that will yield positive returns for our stockholders."
39. We note the effective dates used in Exhibits 99.3 and 99.4 are as of January 1, 2024 and
       January 1, 2023 and should be revised to use an effective date as of the end of the time period (or fiscal year-end), e.g. as of December 31, 2022 and as of December 31, 2023,
       respectively, to correlate with the unweighted arithmetic average of the first-day-of-the-
       month historical prices starting January 1 and ending December 1 of each year. Please obtain and file the revised reserve reports. Also, review and revise disclosures throughout your filing to resolve any inconsistencies. Refer to the disclosure requirements in Item
       1202(a)(8)(ii) of Regulation S-K.
General

40. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 August 30, 2024
Page 8

       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy
Levenberg at 202-551-3707 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Matthew R. Pacey, Esq.